FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2004

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP. (formerly Vancan Capital Corp.)
BALANCE SHEETS
(Expressed In Canadian Dollars)

		March 31	December 31,
		2004	2003

ASSETS

	CURRENT
	Cash	$286,128	$269,196
	Taxes recoverable	4,403	7,968
		290,531	277,164

MINERAL PROPERTIES (Note 3)		198,038	198,038
EQUIPMENT		851	923

		$489,420	$476,125

LIABILITIES

	CURRENT
	Accounts payable	$33,113	$30,133
	Due to related parties (Note 4)	48,400	48,400

		81,513	78,533

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	4,780,625 common shares	1,518,619	1,466,119
CONTRIBUTED SURPLUS		49,000	49,000
DEFICIT		(1,159,712)	(1,117,527)

		407,907	397,592

		$489,420	$476,125

APPROVED BY THE DIRECTORS:

“DAVE PEARCE”	“STUART ROGERS”
Dave Pearce – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP. (formerly Vancan Capital Corp.)
STATEMENTS OF LOSS AND DEFICIT
(Expressed In Canadian Dollars)
	Three months ended March 31, 2004	Three months ended March 31, 2003

EXPENSES
Consulting	$23,042	$-
Amortization	72	72
Management fees (Note 4)	7,500	15,000
Office and general	1,525	1,930
Professional fees	3,300	1,640
Rent	-	4,500
Transfer agent, filing fees and shareholder relations	7,246	7,406
Travel and promotion	-	661

LOSS BEFORE THE FOLLOWING	(42,685)	(31,209)

Interest Income	500	-

NET LOSS FOR THE PERIOD	(42,185)	(31,209)

DEFICIT, BEGINNING OF PERIOD	(1,117,527)	(960,321)

DEFICIT, END OF PERIOD	$(1,159,712)	$(991,530)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.009)	$(0.010)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	4,750,405	2,984,469

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP. (formerly Vancan Capital Corp.)
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars)

	Three months ended March 31, 2004	Three months ended March 31, 2003

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the period	$(42,185)	$(31,209)
Adjust for items not involving cash:
Amortization	72	72

	(42,113)	(31,137)
Changes in non-cash working capital items:
(Increase) in taxes recoverable	3,564	(2,979)
Increase (decrease) in accounts payable	2,981	16

CASH USED IN OPERATING ACTIVITIES	(35,568)	(34,100)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	-	(26,600)
Issuance of common shares	52,500	102,000

	52,500	75,400

INVESTING ACTIVITIES
Mineral properties acquisition and exploration costs (Note 3)	-	(17,000)

	-	(17,000)

INCREASE IN CASH DURING THE PERIOD	16,932	24,300

CASH, BEGINNING OF PERIOD	269,196	52,481

CASH, END OF PERIOD	$286,128	$76,781

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis.  On May 14, 2004 the name was changed again to “MAX Resource Corp.” with no consolidation of share capital.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of the mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as indicated in Note 9, they also comply, in all material respects, with generally accepted accounting principles in the United States.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Mineral properties

The cost of mineral properties and related exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.  The recorded costs of mineral properties, including exploration and development expenditures, represent costs incurred and are not intended to reflect present or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES (Continued)

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to income during the period any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2002 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  No stock options were granted by the Company during 2002.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the CICA Handbook, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards on a prospective basis.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 3.

INTEREST IN MINERAL PROPERTIES

Target Claims, Northwest Territories, Canada

By agreement dated January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”). The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the three-month period ended March 31, 2004 there were no exploration expenses incurred on the Target Claims in the Northwest Territories.   Expenditures to date are as follows:

Field expenses	$ 3,300
Geological consulting	11,638
Geophysical survey	25,000
Travel	12,100
$ 52,038

Gold Hill Property, Alaska

Subsequent to the period, the Company entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska, subject to acceptance for filing by the TSX Venture Exchange. The terms of the Option require a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 shares by January 1, 2005 and a further 200,000 shares by January 1, 2006.

The Company will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2004, management fees of $7,500 (2002 - $15,000) were paid or accrued to a private company controlled by a director.  In addition, rent of nil (2003 - $7,500) was paid to this party.  As at March 31, 2004 $48,400 (2003 - $10,000) was owing to this party for unpaid management fees.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:

Balance at March 31, 2003	3,260,625	1,115,419

Shares issued for mineral properties	200,000	76,000
Exercise of warrants	320,000	67,200
Private placement	1,000,000	260,000

Balance at March 31, 2004	4,780,625	$ 1,518,619

Private Placements

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares of which 320,000 have been exercised, with 842,500 of these share purchase warrants outstanding at March 31, 2004. These remaining warrants were subsequently all exercised prior to their expiry on May 8, 2004.

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 for two years.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit for proceeds of $260,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 for two years.

Stock Options

In 2003 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.  The granting of these options resulted in a stock based compensation expense of $49,000 being recorded representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company has elected to expense the fair value of all stock options granted.  The total fair value of $49,000 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3% and an expected volatility of 112%.

At March 31, 2004 306,000 options were outstanding to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.  Analysis of expenses and deferred costs:  See attached audited financial statements for the    three-month period ended March 31, 2004

2.

Related party transactions:  See Note 4 of the attached audited financial statements for the three-month period ended March 31, 2004

3.

a)

Summary of securities issued during the period:    Nil

a)

Summary of options granted during the period:    Nil

4.

Summary of securities as at the end of the reporting period:

a)

Authorized:  - unlimited number of common shares without par value

    - unlimited number of preferred shares without par value

b)

Issued and outstanding:  4,780,625 common shares

a)

Summary of options and warrants outstanding:

Stock Options:   306,000 options exercisable at $0.28 per share until February 5, 2005

Warrants:

- 842,500 exercisable to purchase one common share each at $0.21 to May 8, 2004

- 600,000 exercisable to purchase one common share each at $0.23 to January 28, 2005

- 1,000,000 exercisable to purchase one common shares at $0.40 until Dec. 19, 2005

Number of shares held in escrow:  Nil

      Number of shares subject to a pooling agreement:  None

1.

Directors and officers as at May 21, 2004:

Stuart Rogers, President, Director

Paul John, Director

David Pearce, Secretary and Director

George Young, Director

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

QUARTERLY REPORT - FORM 51-901F

For the three-month period ended March 31, 2004

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

For the Three-month period ended March 31, 2004

During the period under review, the Company focused its attention on the review and possible acquisition of additional mineral exploration properties that would complement the Company’s Longtom Lake properties in the Northwest Territories of Canada.

Annual General Meeting

At the Annual General Meeting of Vancan Capital Corp. held on March 31, 2004 the shareholders re-elected Stuart Rogers, George S. Young, Dave Pearce and Paul John as Directors of the Company.  Following the meeting, the Board of Directors re-appointed Stuart Rogers as President and Dave Pearce as Chief Financial Officer and Secretary.

At the meeting the shareholders also approved the change of the Company’s name to “MAX Resources Inc.”, with this name change being effected on May 14, 2004    The new trading symbol for the Company on the TSX Venture Exchange is “MXR” with the new symbol on the OTC Bulletin Board being “MXROF”.

Acquisition of Gold Hill Property

On May 17, 2004 the Company announced that it had entered into an agreement to acquire an interest in the Gold Hill Project near Cantwell, Alaska, subject to acceptance for filing by the TSX Venture Exchange.

The Gold Hill property is located along the southern portion of the prolific Tintina Gold Province, approximately 145 miles north of Anchorage, Alaska and only 10 miles off the paved highway to Cantwell, Alaska.

The property was first drilled as a joint venture between Dome Exploration and Cities Service Company in 1972. They were exploring for molybdenum and did not find an economic deposit so they left the property.  General Crude Oil (“GCO”) acquired the property in 1983 and explored the property for gold.  They did geologic mapping, soil geochemistry, a VLF-EM survey and drilled five diamond drill holes. The best intersection from this drilling was 11.5 feet which averaged 0.668 ounces per ton.

In 1988, Amax Gold entered into a joint venture with GCO.  They completed geologic mapping, rock sampling, soil geochemical surveys and VLF-EM geophysical surveys, select metallic screen fire assays and preliminary cyanide bottle roll metallurgical tests and 5,885 feet of reverse circulation drilling in 21 drill holes.  The target was to find a bulk tonnage open pittable deposit. Amax did not find significant thick intervals of low grade mineralization and dropped the property.  High grade gold intervals were encountered in drill holes AUH 7, 16, and 17.  Hole 7 contained five feet of 0.18 opt Au,  Hole 16 contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au,  and Hole 17 contained five feet of 0.19 opt Au.  These holes are open along strike and, since they were drilled with a reverse circulation drill rig which encountered large quantities of water, they should be re-examined to see if loss of gold might have occurred.

A large soil geochemical anomaly exists on both Gold Hill and West Hill.  Values up to 0.1 opt Au have been found.  The Gold Hill area was originally drilled for molybdenum but not assayed for gold in all holes. There is still a target there.

Gold Hill is an intrusion related gold system which has many of the characteristics of a Tintina Gold Belt system. The dominate rock types consist of argillite, metasiltstone, greywacke, carbonaceous schist and a small wedge-shaped fault block of tuffaceous metasedimentay and metavolcaniclastic rocks. Early to mid-Teritary monzonite and diorite stocks, plugs and dikes intrude the metasiltstone units on Gold Hill and the tuffaceous metasedimentary sequences on West Hill located in the western part of the property.

Hydrothermal alteration is pervasive throughout the property.  Quartz-sericite-pyrite alteration is particularly evident around the summit of Gold Hill and to a lesser extent in the vicinity of the Swale area, a low saddle located just east of West Hill.

The gold mineralization is thought to be related to the intrusions and pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, and gold are found in veins and as disseminations in the host rocks. All of the creeks contain placer gold and have been worked in the past.

Interpretation of the geophysics indicates that there are a number of buried intrusives present on the property which have not been explored.

MAX has entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 and a further 200,000 shares by January 1, 2006.

MAX will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

On acceptance for filing of this Option Agreement, the two principals of Zazu will join the MAX team, with Gil Atzmon joining our Board of Directors and Clarence J. Wendt agreeing to oversee our exploration as well as search for additional properties.

Clarence J. (Clancy) Wendt received his B.S. degree from San Diego State University in 1967. He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold discovery and managed the programs which led to the discovery of other deposits in the Carlin Trend.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest.  In addition, Mr. Wendt is the recipient of the Presidents Award from the NWMA, the Ben F. Dickerson Award, and is currently the President of the Geological Society of Nevada.

Mr. Gil Atzmon has 20 years experience in the financing of global mineral exploration projects, having held senior positions in asset management firms, mining companies, and investment banking.  Mr. Atzmon holds a bachelors degree in Geology and Geography from Columbia University in New York, and a Master in Energy & Mineral Resources form The University of Texas at Austin.

Permitting is underway for the Gold Hill Project and MAX plans to begin an extensive exploration and drilling program in June, subject to acceptance for filing of the Option by the Exchange and weather conditions in the area.  The acquisition of the interest in the Gold Hill property and the planned exploration program will be funded from cash on hand.

Results of Operations

During the three-month period ended March 31, 2004 the Company incurred consulting expense of $23,042 for geological consulting services required for the review of potential property acquisitions.  There was no consulting expense incurred during the same three-month period a year prior.

Amortization expense incurred during the current period of $72 on computer equipment was unchanged from the three-month period ended March 31, 2003

Management fees of $7,500 for the three-month period ended March 31, 2004 were reduced from the $15,000 incurred during the same three-month period a year prior due to a reduction in monthly management fees charged by a Director of the Company.

During the three-month period March 31, 2004 office and general expense was reduced to $1,525 from the $1,930 incurred during the same period a year prior, with rent expense reduced to nil from the $4,500 incurred during the three-month period March 31, 2003 due to the elimination of rent charges by management for the provision of office facilities to the Company.

Professional fees for accounting and legal services for the three-month period March 31, 2004 increased to $3,300 from the $1,640 incurred during the same period a year prior due to audit fees incurred during the current period for preparation of audited financial statements for the year ended December 31, 2003.

Transfer agent, filing fees and shareholder relations expenses of $7,246 were incurred during the three-month period March 31, 2004 as compared to $7,406 incurred during the same period a year earlier.

During the three-month period ended March 31, 2004, the Company incurred travel and related costs of nil compared to $661 incurred during the three-month period March 31, 2003

Interest income of $500 was earned during the three-month period March 31, 2004 on cash deposits; there was no interest income earned during the same period a year prior.

As a result of the foregoing, the net loss for the Company from operations for the three-month period March 31, 2004 was $42,185 as compared to a net loss from operations of $31,209 incurred during the three-month period ended March 31, 2003.

Liquidity and Solvency

At March 31, 2004 the Company had working capital of $209,018 with cash on hand of $286,128.  This compares to working capital of $198,631 and cash on hand of $269,196 at December 31, 2003.  The increase in working capital during the three-month period March 31, 2004 was due to cash received from the exercise of share purchase warrants of $52,500, offset by cash used in operations of $35,568.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sales of equity securities to meet its cash requirements. Future developments, in excess of funds on hand, will depend on the Company’s ability to obtain financing through joint venturing of projects it may acquire, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Investor Relations

There were no investor relation activities undertaken during the period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   May 31, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director